UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: April 2018

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

YEAR-END 2017 FINANCIAL RESULTS

On April 10, 2018, Motif Bio plc issued a press release in the United States and a regulatory news service announcement in the United Kingdom announcing financial results for the year ended December 31, 2017. The press release and the regulatory news service announcement are attached hereto as Exhibits 99.1 and 99.2, respectively.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibits

Exhibit 99.1                              Press Release issued by Motif Bio plc, dated April 10, 2018, entitled “Motif Bio Reports Fiscal Year 2017 Results.”

Exhibit 99.2                              Regulatory News Service Announcement issued by Motif Bio plc, dated April 10, 2018, entitled “Motif Bio Reports Fiscal Year 2017 Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Dr. Graham Lumsden
Name:	Dr. Graham Lumsden
Title:	Chief Executive Officer

Date: April 10, 2018